[CGSH Letterhead]

Writer's Direct Dial +1 212 225 2190

E-Mail: mvolkovitsch@cgsh.com

July 18, 2012

Via EDGAR

Suzanne Hays
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

 Re:          Credit Suisse Group AG
Form 20-F for the Fiscal Year Ended December 31, 2011 Filed March 23, 2012
Form 6-K filed on May 8, 2012
File Nos. 001-15244 and 001-33434

Dear Ms. Hays:

By letter dated July 16, 2012, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the Exchange Act filings of Credit Suisse Group AG (“Credit Suisse”) and Credit Suisse AG (“the Bank”) referenced above.

As discussed with Ms. Staci Shannon of the Staff, Credit Suisse and the Bank will file a response to such comment letter during the week of August 20th.

We and our clients very much appreciate the Staff’s accommodation and thank you for your understanding.

Should you require any additional information with regard to this matter, please do not hesitate to contact me at (212) 225-2190.

Very truly yours,

/s/ Michael J. Volkovitsch

Michael J. Volkovitsch